Legg Mason, Inc.
	   Computation of Consolidated Ratios of Earnings to Fixed Charges
			     (dollars in thousands)



		   Three months             Years ended March 31,
		   ended June 30,
			2001       2001      2000      1999       1998       1997

Earnings before
 income taxes        $  59,343    $265,820  $254,438   $156,811  $127,565  $ 95,798

Fixed Charges
Interest expense        34,678     175,389   134,383     94,974    73,776    43,388
 Portion of
  rental expense
  representative         6,502      22,315    17,312     14,457    12,823    10,017
  of interest factor*

Earnings available
  for fixed charges   $100,523    $463,524  $406,133   $266,242  $214,164  $149,203


Fixed Charges:
 Interest expense     $ 34,678    $175,389  $134,383   $ 94,974  $ 73,776  $ 43,388
 Portion of
  rental expense
  representative
  of interest factor*    6,502      22,315    17,312     14,457    12,823    10,017

Total fixed charges   $ 41,180    $197,704  $151,695   $109,431   $86,599  $ 53,405

Consolidated ratio
 of earnings to            2.4         2.3       2.7        2.4       2.5       2.8
 fixed charges



* The portion of rental expense representative of interest factor is calculated as one-third of the total of Rent, DP Service Bureau and Equipment Rental expenses.